Exhibit 99.1

FLJ Group Limited Announces Completion of Acquisition of Alpha Mind Technology Limited and Termination of the Lianlian Acquisition

SHANGHAI, China, December 28, 2023 (GLOBE NEWSWIRE) -- FLJ Group Limited (NASDAQ: FLJ) (the “Company”), today announced the completion of the transaction previously announced on November 22, 2023 between Alpha Mind Technology Limited (the “Target Company” or “Alpha Mind”), the Target Company’s shareholders (the “Sellers”) and the Company (the “Transaction”).

Pursuant to the previously announced equity acquisition agreement between the Company, Alpha Mind and the Sellers, the Company acquires all the issued and outstanding shares in the Target Company for an aggregate all-cash purchase price of US$180,000,000 or RMB equivalent, paid in the form of a promissory note (collectively, the “Notes”) delivered to each of the Sellers in an aggregate amount equal to the purchase price. The Notes have a maturity of 90 days from the closing date, bear an interest rate of three percent (3%) per annum and are secured by all of the issued and outstanding equity of the Target Company and all of the assets of the Target Company and its subsidiaries

As a result of the completion of the Transaction, Alpha Mind has become a wholly-owned subsidiary of the Company. All the senior management of the Company will stay after the completion of the Transaction.

The Company also announced today that it has, with mutual consents, terminated the equity acquisition agreement entered into with Lianlian Holdings Inc. (“Lianlian”) and certain of the Lianlian’s shareholders which was previously announced on September 29, 2023.

About FLJ Group Limited

FLJ Group Limited, through its consolidated variable interest entities, operates two primary business units: (a) an insurance agency, and (b) an insurance technology business. The insurance agency operates nationwide in the PRC with a wide range of insurance products, including but not limited to property insurance, homeowner’s insurance, life insurance, health insurance, business insurance and worker’s compensation insurance. The insurance agency is PRC-licensed and works with around 180 insurance carriers. The insurance technology business is focused on operating and developing next-generation insurance technology products in the PRC, including developing SaaS platforms to connect consumers and underwriting support.

Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company and its subsidiaries’ (collectively, the “Group”) operations and business outlook contain forward-looking statements. Such statements involve certain risks, uncertainties and other factors that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the Company’s ability to access financing on favorable terms in a timely manner; the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of the Company or Alpha Mind; the risk that if the Company fails to perform its payment obligations under the terms of the Notes after the closing, the Company will lose control of and no longer be able to consolidate the Target Company; risks related to disruption of management time from ongoing business operations due to the Transaction; the risk that any announcements relating to any material acquisition or disposition could have adverse effects on the market price of the Company’s securities or result in significant fluctuations of the market price of the Company’s securities; the risk that the Transaction and its announcement could have an adverse effect on the ability of Alpha Mind to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; any changes in the business or operating prospects of Alpha Mind or its businesses; changes in applicable laws and regulations; risks relating to the combined company’s ability to enhance its services and products, execute its business strategy, expand its customer base and maintain stable relationship with its business partners; the growth of the insurance industry in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

FLJ Group Limited

E-mail: ir@qk365.com

Christensen

In China
Mr. Rene Vanguestaine
Phone: +86-10-5900-1548
E-mail: rene.vanguestaine@christensencomms.com

In the U.S.
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: linda.bergkamp@christensencomms.com